FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: January 16, 2020
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On January 13, 2020, Optibase Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that it will hold an extraordinary general meeting of shareholders (the “General Meeting”) on February 18, 2020 at 04:00 p.m. (Israel time) and attached a Notice and Proxy Statement and Proxy Card.

This Amendment No. 1 on Form 6-K/A is being furnish an amended Notice and Proxy Statement and Proxy Card solely to correct the record date of the General Meeting to January 23, 2020 (instead of  January 20, 2020 as set forth in the Original Notice and Proxy Statement and Proxy Card).  Attached is the Notice and Proxy Statement and Proxy Statement that will be sent to the shareholders reflecting this change.   No other changes have been made to the Notice and Proxy Statement and Proxy Card.

In connection with the General Meeting, the Company furnishes the following documents:

1.
A copy of the Notice and Proxy Statement with respect to the General Meeting describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

99.2	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(the “Registrant”)

	By:	/s/ Amir Philips
Amir Philips
Chief Executive Officer

Date: January 16, 2020